      As filed with the Securities and Exchange Commission on June 29, 1998

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ---------------------------------------

                                    FORM 11-K

                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997


                           Commission File No: 1-6695



                         FABRI-CENTERS OF AMERICA, INC.
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
 (Full title of the plan and the address of the plan, if different from that of the issuer named below)


                         Fabri-Centers of America, Inc.
                                5555 Darrow Road
                                Hudson, OH 44236
 (Name of issuer of the securities held pursuant to the plan and the address of its principal
                                executive office)


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                              REQUIRED INFORMATION

Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


FABRI-CENTERS OF AMERICA, INC.
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

By: Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan Committee


/s/   Rosalind Thompson
Rosalind Thompson                                                  June 29, 1998
Committee Chairperson



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              FABRI-CENTERS OF AMERICA, INC. EMPLOYEES' SAVINGS AND
                               PROFIT SHARING PLAN

                                  EXHIBIT INDEX

              Official
              --------
             Exhibit No.              Description
             -----------              -----------
                 23                   Consent of Independent Public Accountants

                 99                   Fabri-Centers of America, Inc.
                                      Employees' Savings and Profit-Sharing Plan

                                      Financial Statements
                                      As of December 31, 1997 and 1996
                                      Together With Report of
                                      Independent Public Accountants


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